As of April 30, 2011, Pershing LLC ("Shareholder") owned
0 shares of the Fund, which represented less than 25% of the Fund. As of October 31, 2011, Shareholder owned
128,350,485.722 shares of the Fund, which represented
27.58% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.